Exhibit 99.1

RIO ALTO ANNOUNCES NET INCOME OF US$15.2 MILLION FOR Q2 2014

For Immediate Release	August 14, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM) announces that its net income for the quarter ended June 30, 2014 was $15.2 million or $0.09 per share. Cash provided by operations for the quarter amounted to $22.4 million. The World Gold Council (“WGC”) adjusted production cost was $569 per ounce for the quarter.

Highlights for the quarter included:

  Gold produced was 54,517 ounces, of which 50,830 ounces were sold at an average realized price of $1,276 per ounce. The remaining ounces were delivered to Red Kite under the Company’s Gold Prepayment Agreement (“Prepayment”). In July 2014 the Company delivered the final 3,881 notional ounces to settle the Prepayment.
  WGC Adjusted production cost per ounce was $569.
  WGC All-in sustaining costs per ounce were $772.
  WGC All-in costs per ounce were $879.
  Net income amounted to $15.2 million ($0.09 per share).
  Cash provided by operations was $22.4 million.
  Capital investments amounted to $12.1 million and exploration spending was $1.4 million.

“Another strong operational and financial performance was achieved at La Arena during Q2. Our management team continues to focus on the optimization of costs at the mine which has resulted in the Company beating its financial guidance for the first half of the year,” commented Alex Black, President & CEO.

Subsequent to the end of Q2, Rio Alto has closed its acquisition of Sulliden Gold Corporation Ltd. and has commenced re-engineering studies to determine the capital cost and timing of the starter gold project the Company intends to build at Shahuindo during 2015. Results of the re-engineering studies are currently planned to be released to the public during Q4, 2014. At this stage, it is anticipated that the first gold pour will be achieved at Shahuindo by the end of 2015/early 2016. The Company also anticipates completing the current oxide drilling program at La Arena by mid-September and the feasibility study for the Phase II Copper/Gold Sulphide Project by year end in preparation for a new mineralized resource and reserve statement for La Arena to be released in January 2015.

This release should be read in conjunction with Rio Alto’s Q2 2014 financial statements and related Management’s Discussion and Analysis which may be found at the Company’s website, on the SEDAR website and on the EDGAR website.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements, most particularly the timing of the started gold project at Shahuindo, the timing of results for the re-engineering studies currently planned for that property, the timing for the first gold pour at Shahuindo, the timing for completion for the current oxide drilling program at La Arena and the timing for a new mineralized resource and reserve statement for La Arena. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Forward-looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF
RIO ALTO MINING LIMITED

Kathryn Johnson

Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Kathryn Johnson, CFO	Alejandra Gomez, Investor Relations

Phone: 604.628.1401	Phone: 604.628.1401

Fax: 866.393.4493	Fax: 866.393.4493

Email: kathrynj@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com